Morgan Stanley Institutional Fund, Inc.

1585 Broadway

New York, New York 10036

CIK: 836487

March 7, 2024

Ms. Eileen Smiley

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re: Morgan Stanley Institutional Fund, Inc. – Request for Withdrawal of a Post-Effective Amendment to the Registration Statement filed on Form N-1A under the Securities Act of 1933, as amended (File Nos. 033-23166 and 811-05624)

Dear Ms. Smiley:

Pursuant to Rule 477 under the Securities Act of 1933, as amended, Morgan Stanley Institutional Fund, Inc. (the “Fund”) hereby requests withdrawal of the following Post-Effective Amendment (the “Amendment”) to the Fund’s Registration Statement filed on Form N-1A (File Nos. 033-23166 and 811-05624):

Post-Effective Amendment No.	Filing Date	EDGAR Submission Type	Accession Number
258	2/28/2024	485APOS	0001133228-24-001337

The Fund is making this application for withdrawal of the Amendment because the facing page incorrectly stated that it was being filed pursuant to paragraph (b) of Rule 485, rather than being filed pursuant to paragraph (a). No shares of the Fund’s series have been issued or sold, or will be issued or sold, in connection with the Amendment filed on February 28, 2024. This filing is not intended to amend, supersede or affect any other filings relating to the Fund and its series.

The Fund respectfully submits that withdrawal of the Amendment is consistent with the public interest and the protection of investors. If you have any questions, please contact me at (212) 296 - 0539.

Thank you,

/s/ Michael J. Key

Michael J. Key

Vice President